CNHI | Q2 2021 Results Review July 30th, 2021 Exhibit 99.2

Safe Harbor Statement and Disclosures All statements other than statements of historical fact contained in this presentation including statements under “2021 Outlook” and statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID- 19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, including any assumptions regarding strategic plans, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products, including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, embargoes, and trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; further developments of the COVID-19 pandemic on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere; our ability to realize the anticipated benefits from our business initiatives as part of our strategic plan; the impact of significant or unanticipated material extraordinary transactions or any business combinations and other similar transaction on our businesses, our 2021 Outlook and other financial or business projections; our failure to realize, or a delay in realizing, all of the anticipated benefits of our acquisitions, joint ventures, strategic alliances or divestitures, including our proposed acquisition of Raven Industries, Inc.; expected benefits and costs of the proposed spin-off of the Company’s On-Highway business; the expected timing of completion of the spin-off transaction; the ability of the Company to complete the spin-off transaction considering the various conditions to the completion of the spin-off transaction (some of which are outside the Company’s control); business disruption during the pendency of or following the spin-off transaction, diversion of management time on the spin-off transaction-related issues, and other similar risks and uncertainties, and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2020, prepared in accordance with U.S. GAAP and in the Company’s EU Annual Report at December 31, 2020, prepared in accordance with EU-IFRS. Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here. Reconciliations of non-GAAP measures to the most directly comparable GAAP measure are presented in our earning releases, which are available in EDGAR on the SEC’s website at www.sec.gov and on our website at www.cnhindustrial.com. Forward-looking statements are based upon assumptions relating to the factors described in this presentation, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements, whether as a result of new developments or otherwise. The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”). All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Second Quarter | Summary Note: All figures are provided herein on a US GAAP $ basis unless otherwise indicated. Top line and Profit, solid net sales performance and margin improvements across all segments on the back of strong market demand in all regions Supply Chain, multiple disruptions and raw material inflation has continued, offset by positive pricing and extraordinary measures performed by our supply chain and manufacturing teams Inorganic Growth, entered into an agreement to acquire 100% of the capital stock of Raven Industries, Inc., to enhance precision agriculture capabilities and scale Free Cash Flow, strong cash generation driven by solid operating performance Record Second Quarter for Profit, Adj EPS and Free Cash Flow Spin-off, process is proceeding apace, confirmed for first quarter 2022

Second Quarter | Industry Unit Performances vs. Q2 2020 NOTE: Total Industry Volume % change Q2 2021 vs. Q2 2020 reflecting aggregate for key markets where Company competes. Regional split definition in Appendix North America Europe South America Rest of World Worldwide Tractors 3% 31% 38% 38% 28% 49% Combines 10% 13% 38% 12% 14% Light 42% 33% 83% (2%) 21% Heavy 40% 43% 114% (6%) 6% LCV - 40% 73% 33% 39% M&H - 61% 80% 56% 62% Buses - 21% 91% 8% 32% 0-140 HP 140+ HP

Second Quarter | WW CNH Industrial Unit Statistics Order book in AG up 2.5x vs last year (Tractors up 2.4x and Combines up 3.3x). North America HHP Tractors up 5.6x and Combines up 4.6x COMPANY INVENTORY DEALER INVENTORY TRACTORS COMBINES LIGHT Heavy Light Duty Trucks Medium & Heavy Order book up 2.8x vs. a year ago with Light up 2.9x and Heavy up 2.6x Truck order intake in Europe up 2.5x year-over-year, with LCV up 2.4x, and M&H up 2.7x. Book-to-Bill for Europe Trucks at 1.22 (LCV at 1.07 and M&H at 1.74) RETAIL PRODUCTION

Second Quarter | Financial Highlights (1) Non-GAAP measures (definition and reconciliation in appendix) Industrial Activities Net Sales % chg. y-o-y Net Sales at $8.5bn up 55% at constant currency, with solid performance from all segments Higher volumes driven by strong industry demand and favorable price realization $8.5bn +65% Gross Margin bps chg. y-o-y Gross Margin up sequentially. Improvement across all industrial segments Higher production and positive pricing offsetting higher supply chain cost 19.1% +800 bps Adjusted EBIT (1) $ chg. y-o-y Adjusted EBIT up $757mn (loss of $58mn in Q2 2020), with all segments up year-over-year Adjusted EBIT margin at 8.2% up 930 bps $699mn +$757mn Free Cash Flow (1) $ chg. y-o-y Cash inflow of $1.0bn, driven by strong operating performance Industrial Activities net cash at $1.4bn, an increase of $0.8bn from March 31, 2021 $1,008mn +$911mn Consolidated Adjusted Diluted EPS (1) $ chg. y-o-y Adjusted Net Income $583mn (adjusted net loss of $85mn in Q2 2020) $0.42 +$0.49 Available Liquidity (1) $ chg. vs. March 31, 2021 Available Liquidity at $14.4bn (liquidity on LTM revenues ratio at 46%) $14.4bn $537mn

Second Quarter | Industrial Activities Net Sales vs. Q2 2020 AG CE C&SV PT Industrial Activities (1) $3,970mn $808mn $3,220mn $1,287mn $8,490mn +56% +49% @CC +92% +86% @CC +85% +71% @CC +69% +55% @CC +65% +55% @CC By Region As reported By Region As reported By Region As reported By Region As reported By Region As reported By Product As reported By Product As reported By Product As reported By Product As reported By Segment As reported (1) Net Sales | Excluding Other Activities, Unallocated Items and Adjustment & Eliminations Note | % change y-y and @CC means at constant currency Q2 2020 Q2 2021 Q2 2019

Second Quarter | Ind. Activities Adj EBIT walk (Driver & Segment) (1) Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) (*) PT Pricing net within Volume & Mix (58) 799 375 (205) (128) (108) 55 (31) 699 Adj. EBIT (1) Q220 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) Q221 AG CE C&SV PT (*) 8.2% (1.1%) 361 68 268 102 226 81 68 (131) (19) (24) (31) (52) (14) (48) (13) (46) (6) (34) (21) 21 2 27 6 AG 24.1% 14.7% CE 12.4% 3.0% C&SV 12.5% 3.1% PT (*) 13.0% 5.7% Gross Margin Adj EBIT Margin Walk by Segment +5.4 p.p. +20.5 p.p. +10.0 p.p. +2.1 p.p. +6.7 p.p. +23.7 p.p. +12.1 p.p. +1.5 p.p. Note: Numbers may not add due to rounding Note | p.p. change vs. Q2 2020

Second Quarter | Financial Services Net Income ($mn) (**) RoA defined as: EBIT / average managed assets annualized Profitability Ratios Managed Portfolio (*) & Retail Originations (*) $24.6bn $27.0bn June 30, 2020 June 30, 2021 Retail Wholesale Operating Lease Delinquencies on Book (>30 Days) (*) Including unconsolidated JVs Q2 2021 Q2 2020 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2018 2019 2020 2021 Gross Margin / Average Assets on Book ROA (**) 3.5% 3.4% 3.3% 3.3% 2.2% 1.9% 1.2% 2.0% Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 2018 2019 2020 2021 3.3% 3.1% 2.8% 2.0% Q2 ’21 retail originations at $2.9bn, up $0.5bn compared to June 30, 2020 Managed portfolio* at $27.0bn, up $2.4bn compared to June 30, 2020 (up $1.2bn on a constant currency basis)

Second Quarter | Free Cash Flow and Debt Maturity Profile (*) Non-GAAP measures (reconciliation in appendix) (1) Including other cash flow items related to operating lease and buy-back activities. (2) Excluding assets sold under buy-back commitments and assets under operating leases. Industrial Activities | Free Cash Flow (*) Δ vs. Q2 2020 921 (178) 272 121 (132) 4 1,008 IA | ADJ EBITDA CASH INTEREST AND TAXES CHG IN WORKING CAPITAL CHG IN PROVISIONS. & OTHERS (1) PP&E CAPEX (2) OTHER CHANGES IA FREE CASH FLOW 761 (140) (97) 287 (63) 163 911 Change in Working Capital TRADE RECEIVABLES INVENTORIES TRADE PAYABLES OTHER CHG IN WORKING CAPITAL Q2 2021 Q2 2020 Cash inflow Cash outflow 0.3 ($mn) ($bn) (**) Represents cash portion of debt maturities as of June 30th , 2021 (***) Of which $0.8bn Restricted Cash Debt Maturity Profile 14.4 2.2 2.5 2.2 1.7 1.1 3.8 Jun-end ‘21 6M 21 2022 2023 2024 2025 Beyond Debt Maturity Schedule (**) ($13.5bn) Available Liquidity (***) ($bn) Undrawn M/T unsecured Committed Lines Cash Bank Debt Capital Market Other

FY 2021E Updated Guidance

Full Year 2021E | Industry Unit Performances vs. FY 2020 NOTE: Total Industry Volume % change FY 2021 vs. FY 2020 reflecting aggregate for key markets where Company competes Regional split definition in Appendix North America Europe South America Rest of World Worldwide Tractors ~ 15% 10-15% ~ 20% 10-15% ~ 15% 20% Combines 20% ~ 5% 15-20% 15% 15% Light ~ 25% 10% 40 - 45% ~ FLAT ~ 10% Heavy 15-20% 15-20% ~ 55% ~ 5% ~ 10% LCV - 15-20% ~ 25% 10% 15 - 20% M&H - 35-40% ~ 25% ~ 20% ~ 30% Buses - ~ (5%) ~ 10% 5-10% FLAT - 5% 0-140 HP 140+ HP

(*) Net Sales outlook reflecting €/$ at 1.20 This guidance assumes no further significant disruptions due to lockdown policies in main jurisdictions FY 2021E Guidance Previous Guidance (As of May 5th, 2021) Updated Guidance Industrial Activities Net Sales (*) (including currency translation effects) Up between 14% and 18% Up between 24% and 28% SG&A ≤ 7.5% of Net Sales Confirmed Free Cash Flow (1) Positive between $0.6bn / $1.0bn Positive in excess of $1.0bn R&D At ~ $2.0bn Up slightly from previous guidance Capex FY 2021E impact from raw material and logistics at around $1.0bn (1) FCF definition in Appendix

Q2 2021 Final Remarks

15

Agriculture | Raven Industries, Inc. Acquisition

Expands on **long partnership** built between CNHI and Raven

Leading **innovation capabilities** focused on **autonomous and precision Ag** technology

Leverage Raven's capabilities across the entire CNHI platform **beyond Ag** to accelerate our **digital and analytic capabilities**

Accelerate the development of new advanced precision agriculture features,

Spearhead the industry transformation towards **autonomous Agriculture**

Nurture Raven`s distinctive culture of fast-cycle, **customer-centric innovation**

Requisite approvals in process

Ensure day-one readiness through an articulated integration plan

Key Levers for Value Creation

- Maximize Value of Raven's Existing Technology
- Accelerate Near-Term Product Development Opportunities
- Drive Next Generation Precision Ag and Autonomy Developments

Acquisition strengthens CNHI as a leader in Precision Agriculture

[1] Includes recently announced investments in Augmenta and Monarch Tractors

July 30th, 2021

Q2 2021 Results Review

IVECO | New product launches New IVECO T-WAY: the toughest vehicle engineered for the most extreme off-road missions IVECO completes the IVECO WAY heavy range with the new off-road truck designed and engineered for the toughest missions in the  most extreme conditions, which takes over from the legendary TRAKKER IVECO Driver Pal: IVECO’s pioneering on-board vocal driver companion New IVECO S-Way the 100% connected truck takes fuel efficiency and driver-centricity to the next level IVECO Driver Pal The cutting-edge project from IVECO, built on Amazon Web Services (AWS) New Daily the smart vehicle that future-proofs the customer’s business New Daily Minibus the minibus that takes passenger transport to the next level

Spin-Off Designing organizations with the objective to create two agile companies Scott W. Wine CEO CNH Industrial NV Gerrit Marx Designated CEO On-highway business

Spin-Off – Timeline confirmed for Q1 2022 An On-Highway Event followed by a non-deal road show will be held in November 2020 Q1 ’21 Q2 ’21 Q3 ’21 Q4 ’21 Q1 ’22 SPIN POSTPONED DUE TO COVID EXTRAORDINARY GENERAL MEETING On-Highway Event and non-deal Road Show H2 of November 2021 DAY 1 REGULATORY APPROVALS QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (May 5th) QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (November 4th) QUARTERLY RESULTS & ANALYSTS’ CALL CONFERENCE (July 30th) ANNUAL GENERAL MEETING (April 15th) Off-Highway On-Highway

Investing to evolve and improve business Solid orders/macro indicators suggest strong demand will continue in all segments Expect additional costs in H2 2021 as we ramp production Continued focus on managing supply chain, mitigating inflation, improving logistics Updated guidance reflects our confidence in ongoing profitable growth FY 2021E | CEO Takeaway messages

Appendix

Second Quarter 2021 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency Q2 2021   Q2 2020   Δ U.S. GAAP           Revenues ($mn) 8,911   5,578   60% Net Sales | Industrial Activities ($mn) 8,490   5,150   65% Net Income ($mn) 699   361   338 Diluted EPS ($) 0.51   0.26   0.25   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 8,005   5,150   55% Adjusted EBIT | Industrial Activities ($mn) 699   (58)   1,305% Adjusted EBIT Margin | Industrial Activities (%) 8.2%   (1.1%)   930 bps Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates 741   (66)   807 Adjusted Effective Tax Rate 25%   (45%)   70 pp Adjusted Net Income ($mn) 583   (85)   668 Adjusted net income attributable to CNH Industrial N.V. 574   (99)   673 Weighted average shares outstanding – diluted (million) 1,361   1,350   1% Adjusted Diluted EPS ($) 0.42   (0.07)   0.49 Free Cash Flow | Industrial Activities ($bn) 1,008   97   911             Jun 30,2021   Mar 31,2021   Δ Net Industrial Cash (Debt) ($bn) 1.4   0.6   136% Available Liquidity ($bn) 14.4   13.9   4%

Second Quarter 2021 | Financials by Segment REVENUES GROSS PROFIT Adj. EBIT Adj. EBIT Margin % D&A Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 AG 3,970 2,541 955 474 582 203 14.7% 8.0% 65 62 CE 808 420 100 (34) 24 (87) 3.0% (20.7%) 9 12 C&SV 3,220 1,739 402 43 100 (156) 3.1% (9.0%) 116 112 PT 1,287 763 167 83 74 32 5.7% 4.2% 31 30 E&O (795) (313) (1) 7 (81) (50) 1 2 IA 8,490 5,150 1,623 573 699 (58) 8.2% (1.1%) 222 218 FS 439 441 171 158 E&O (18) (13) - 0 Total 8,911 5,578 1,794 731 Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix)

Second Quarter 2021 | Net Sales and Adj EBIT breakdown Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) Net Sales Split IA | Adj. EBIT Walk Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 Q2 21 Q2 20 NA 1,286 896 NA 372 161 NA n.m. n.m. NA 43 23 EU 1,401 937 EU 171 89 EU 2,557 1,391 EU 906 454 SA 566 312 SA 117 71 SA 296 110 SA 94 24 RoW 717 396 RoW 148 99 RoW 340 220 RoW 244 262 Tractors 57% 52% Heavy 45% 53% Trucks 79% 75% Engines 89% 93% Combines 23% 26% Light 52% 44% Buses 14% 19% Transm. 2% 1% Others 20% 22% Others 3% 3% Others 7% 6% Axles 9% 6% (*) PT Pricing net within Volume & Mix Adj. EBIT (1) Q2 20 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) Q2 21 IA (58) 799 375 (205) (128) (108) 56 (31) 699 AG 203 361 226 (131) (52) (46) 21 582 CE (87) 68 81 (19) (14) (6) 2 24 C&SV (156) 268 68 (24) (48) (34) 27 100 PT (*) 32 102 (31) (13) (21) 6 74 AG CE C&SV PT Note: Numbers may not add due to rounding

First Half 2021 | Financial Summary (1) Non-GAAP measures (definition and reconciliation in appendix) Note: Numbers may not add due to rounding (*) Note: @CC means at constant currency H1 2021   H1 2020   Δ U.S. GAAP           Revenues ($mn) 16,384   11,039   48% Net Sales | Industrial Activities ($mn) 15,533   10,143   53% Net Income ($mn) 1,124   307   817 Diluted EPS ($) 0.81   0.21   0.60   Non – GAAP (1) Net Sales | Industrial Activities @CC ($mn) 14,800   10,143   46% Adjusted EBIT | Industrial Activities ($mn) 1,244   (206)   704% Adjusted EBIT Margin | Industrial Activities (%) 8.0%   (2.0%)   1,000 bps Adjusted income (loss) before income tax benefit (expense) and equity in income of unconsolidated subsidiaries and affiliates 1,313   (160)   1,473 Adjusted Effective Tax Rate 25%   (1%)   26 pp Adjusted Net Income ($mn) 1,037   (151)   1,188 Adjusted net income attributable to CNH Industrial N.V. 1,011   (176)   1,187 Weighted average shares outstanding – diluted (million) 1,360   1,350   1% Adjusted Diluted EPS ($) 0.74   (0.13)   0.87 Free Cash Flow | Industrial Activities ($bn) 637   (1,426)   2,063             Jun 30,2021   Dec 31,2020   Δ Net Industrial Cash (Debt) ($bn) 1.4   0.8   77% Available Liquidity ($bn) 14.4   15.9   (9%)

First Half 2021 | Financials by Segment REVENUES GROSS PROFIT Adj. EBIT Adj. EBIT Margin % D&A H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 AG 7,008 4,785 1,664 817 981 227 14.0% 4.7% 127 126 CE 1,464 842 194 (43) 49 (170) 3.3% (20.2%) 18 25 C&SV 6,025 3,760 729 210 176 (212) 2.9% (5.6%) 231 226 PT 2,521 1,516 357 167 189 63 7.5% 4.2% 62 59 E&O (1,485) (760) (11) 1 (151) (114) 2 2 IA 15,533 10,143 2,933 1,152 1,244 (206) 8.0% (2.0)% 440 438 FS 887 930 343 323 E&O (36) (34) - - Total 16,384 11,039 3,276 1,475 Note: Adj EBIT and Adj EBIT Margin % are Non-GAAP measures (definition and reconciliation in appendix)

First Half 2021 | Net Sales and Adj EBIT breakdown Note: Adj EBIT is a Non-GAAP measures (definition and reconciliation in appendix) Net Sales Split IA | Adj. EBIT Walk H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 H1 21 H1 20 NA 2,344 1,725 NA 652 331 NA n.m. n.m. NA 83 49 EU 2,425 1,720 EU 300 180 EU 4,792 3,022 EU 1,768 1,010 SA 964 602 SA 206 137 SA 487 231 SA 172 72 RoW 1,275 738 RoW 306 194 RoW 696 479 RoW 498 385 Tractors 57% 55% Heavy 46% 50% Trucks 80% 77% Engines 90% 91% Combines 22% 22% Light 50% 46% Buses 13% 17% Transm. 1% 1% Others 21% 23% Others 4% 4% Others 7% 6% Axles 9% 8% (*) PT Pricing net within Volume & Mix Adj. EBIT (1) H1 20 VOL & MIX PRICING NET PROD COST SG&A R&D FX | OTHER UNALLOCATED, ELIM & OTHER Adj. EBIT (1) H1 21 IA (206) 1,246 540 (177) (120) (144) 143 (37) 1,244 AG 227 581 326 (117) (41) (56) 61 981 CE (170) 102 129 (1) (7) (6) 3 49 C&SV (212) 367 85 (21) (56) (46) 60 176 PT (*) 63 196 (38) (15) (35) 19 189 AG CE C&SV PT Note: Numbers may not add due to rounding

Capex and R&D (1) (1) Excluding assets sold under buy-back commitments and assets under operating leases Q2 2021 Q2 2020 H1 2021 H1 2020 Investments in property, plant and equipment, and intangible assets (1) 132 69 202 132 Breakdown by Category NEW PRODUCT & TECHNOLOGY 46% 52% 48% 54% MAINTENANCE & OTHER 47% 46% 46% 44% INDUSTRIAL CAPACITY EXPANSION & LT INVESTMENTS 7% 2% 6% 2% Breakdown by Segment AGRICULTURE 44% 44% 44% 48% CONSTRUCTION 8% 8% 8% 9% COMMERCIAL & SPECIALTY VEHICLES 31% 36% 30% 31% POWERTRAIN 17% 12% 18% 12% Research and Development 329 203 592 417 Total spending (Capex + R&D) in new products 285 140 490 293 Breakdown by Trend DIGITALIZATION; ELECTRIFICATION; AUTONOMOUS & TELEMATICS 52% 64% 50% 55% REGULATORY 18% 16% 18% 18% OTHER NEW PRODUCTS 30% 20% 32% 27% ($mn)

Debt Maturity Schedule | Breakdown Note: Numbers may not add due to rounding ($mn) Outstanding Jun 30, 2021 6M 2021 2022 2023 2024 2025 Beyond 3.1 Bank Debt 0.9 1.4 0.3 0.2 0.1 0.1 10.1 Capital Market 1.2 0.9 1.9 1.5 0.9 3.7 0.3 Other Debt 0.1 0.2 0.0 0.0 0.0 0.0 13.5 Cash Portion of (Debt) Maturities 2.2 2.5 2.2 1.7 1.1 3.8 of which Industrial Activities 0.5 0.3 1.1 0.9 0.9 2.5 of which Financial Services 1.8 2.2 1.1 0.8 0.2 1.3 8.6 Cash & Cash Equivalents 0.8 of which restricted cash 0.2 Other Current Financial Assets (1) 5.7 Undrawn Committed credit lines 14.4 Total Available Liquidity (1) This item includes short-term deposits and investments towards high-credit rating counterparties

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) Q2         2018 2019 2020 2021             MKT SHARE(1) Light (3.5-7.49t) 14.1% 12.6% 9.9% 13.4% M&H (≥7.5t) 8.5% 6.3% 8.3% 9.1%   Europe (*) 12.1% 10.2% 9.4% 12.1% B-TO-B Light (3.5-7.49t) 0.80 0.89 1.11 1.07 M&H (≥7.5t) 0.78 0.96 1.17 1.74   Europe (*) 0.79 0.91 1.12 1.22           Δ 18/19 Δ 19/20 Δ 20/21         MKT SHARE(1) Light (3.5-7.49t)   (1.5) p.p. (2.7) p.p. 3.5 p.p. M&H (≥7.5t)   (2.2) p.p. 2.0 p.p. 0.8 p.p.   Europe (*)   (1.9) p.p. (0.8) p.p. 2.7 p.p. ORDERS Light (3.5-7.49t)   8.3% (41.5%) 140.6% M&H (≥7.5t)   10.4% (25.6%) 172.3%   Europe (*)   8.8% (37.7%) 149.6% DELIVERIES Light (3.5-7.49t)   (3.6%) (52.8%) 148.1% M&H (≥7.5t)   (9.8%) (38.8%) 82.6%   Europe (*)   (5.1%) (49.6%) 130.3%

Europe Trucks | Company performance (*) Europe: 27 countries reflecting key markets where the segment competes (excluding United Kingdom and Ireland for market share reporting purposes); (1) Company’s estimated market share in the European truck market (GVW ≥3.5 tons) H1         2018 2019 2020 2021             MKT SHARE(1) Light (3.5-7.49t) 14.0% 12.8% 10.9% 12.7% M&H (≥7.5t) 8.4% 6.2% 8.4% 8.7%   Europe (*) 11.9% 10.3% 10.1% 11.5% B-TO-B Light (3.5-7.49t) 1.04 1.04 1.33 1.47 M&H (≥7.5t) 0.92 1.03 1.22 1.72   Europe (*) 1.01 1.04 1.30 1.53           Δ 18/19 Δ 19/20 Δ 20/21         MKT SHARE(1) Light (3.5-7.49t)   (1.2) p.p. (1.9) p.p. 1.8 p.p. M&H (≥7.5t)   (2.2) p.p. 2.2 p.p. 0.3 p.p.   Europe (*)   (1.6) p.p. (0.2) p.p. 1.4 p.p. ORDERS Light (3.5-7.49t)   2.5% (28.4%) 111.6% M&H (≥7.5t)   (8.2%) (13.7%) 131.8%   Europe (*)   8.8% (37.7%) 116.6% DELIVERIES Light (3.5-7.49t)   2.1% (43.7%) 91.3% M&H (≥7.5t)   (18.6%) (27.2%) 64.7%   Europe (*)   (3.3%) (40.0%) 84.2%

Reconciliations

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) (1) In the three months ended June 30, 2021, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. ($mn) Q2 2021 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income 699 Less: Consolidated Income tax (expense) benefit           (188) Consolidated Income before taxes           887 Less: Financial Services             Financial Services Net income           99   Financial Services Income taxes           30 Add back of the following Industrial Activities items:               Interest expenses, net of interest income and eliminations           59 Foreign exchange (gains) losses, net           4   Finance and non-service component of Pension and other post-employment benefit costs (1)           (36) Adjustments for the following Industrial Activities items:               Restructuring expenses 2 3 2 1 - 8 Other discrete items - - - - 13 13 Nikola investment fair value adjustment - - - - (107) (107) Adjusted EBIT of Industrial Activities 582 24 100 74 (81) 699

33

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP)

($mn)		Q2 2020					
		AG	CE	CV	PT	Unallocated Items, Elim. & Other	**Industrial Activities**
Consolidated Net income (loss)							**361**
Less:	Consolidated Income tax (expense) benefit						40
Consolidated Income (loss) before taxes							**321**
Less:	**Financial Services**						
	Financial Services Net income						53
	Financial Services Income taxes						20
Add back of the following Industrial Activities items:							
	Interest expenses, net of interest income and eliminations						59
	Foreign exchange (gains) losses, net						7
	Finance and non-service component of Pension and other post-employment benefit costs (1)						(26)
Adjustments for the following Industrial Activities items:							
	Restructuring expenses	5	1	1	-	-	7
	Goodwill impairment charges	-	-	-	-	585	585
	Other discrete items	176	72	289	-	-	537
	Nikola investment fair value adjustment	-	-	-	-	(1,475)	(1,475)
Adjusted EBIT of Industrial Activities		203	(87)	(156)	32	(50)	(58)

(1) In the three months ended June 30, 2020, this item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

July 30th, 2021

CNH INDUSTRIAL

Q2 2021 Results Review

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) (1)In the six months ended June 30, 2021, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S. ($mn) H1 2021 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income 1,124 Less: Consolidated Income tax (expense) benefit           (345) Consolidated Income before taxes           1,469 Less: Financial Services             Financial Services Net income           190   Financial Services Income taxes           63 Add back of the following Industrial Activities items:               Interest expenses, net of interest income and eliminations           125 Foreign exchange (gains) losses, net           22   Finance and non-service component of Pension and other post-employment benefit costs (1)           (70) Adjustments for the following Industrial Activities items:               Restructuring expenses 4 2 3 1 - 10 Other discrete items - - - - 13 13 Nikola investment fair value adjustment - - - - (72) (72) Adjusted EBIT of Industrial Activities 981 49 176 189 (151) 1,244

Reconciliation of Net Income (Loss) to Adj. EBIT by Segment (US GAAP) ($mn) H1 2020 AG CE CV PT Unallocated Items, Elim. & Other Industrial Activities Consolidated Net income (loss) 307 Less: Consolidated Income tax (expense) benefit           63 Consolidated Income (loss) before taxes           244 Less: Financial Services             Financial Services Net income           133   Financial Services Income taxes           50 Add back of the following Industrial Activities items:               Interest expenses, net of interest income and eliminations           118 Foreign exchange (gains) losses, net           5   Finance and non-service component of Pension and other post-employment benefit costs (1)           (56) Adjustments for the following Industrial Activities items:               Restructuring expenses 7 2 3 - - 12 Goodwill impairment charges - - - - 585 585 Other discrete items 176 72 289 - 7 544 Nikola investment fair value adjustment - - - - (1,475) (1,475) Adjusted EBIT of Industrial Activities 227 (170) (212) 63 (114) (206) In the six months ended June 30, 2020, this item includes the pre-tax gain of $60 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

Second Quarter 2021 36

($mn)

Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP

H1 2021	H1 2020		Q2 2021	Q2 2020
1,124	307	**Net income**	**699**	361
(101)	(394)	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	**(116)**	(376)
14	(64)	Adjustments impacting Income tax (expense) benefit (b)	**-**	(70)
1,037	(151)	**Adjusted net income (loss)**	**583**	(85)
1,011	(176)	Adjusted net income attributable to CNH Industrial N.V.	**574**	(99)
1,360	1,350	Weighted average shares outstanding – diluted (million)	**1,361**	1,350
0.74	(0.13)	**Adjusted diluted EPS ($)**	**0.42**	(0.07)
1,414	234	**Income before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates**	**857**	310
(101)	(394)	Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (a)	**(116)**	(376)
1,313	(160)	**Adjusted income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates (A)**	**741**	(66)
(345)	63	**Income Tax benefit (expense)**	**(188)**	40
14	(64)	Adjustments impacting Income tax (expense) benefit (b)	**-**	(70)
(331)	(1)	**Adjusted income tax (expense) benefit (B)**	**(188)**	(30)
25%	(1)%	**Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)**	**25%**	(45)%

July 30th, 2021

CNH INDUSTRIAL

Q2 2021 Results Review

Second Quarter 2021 ($mn) Reconciliation of Adj. net income and Adj. income tax (expense) benefit to Net Income (loss) and Income tax (expense) benefit and calculation of Adj. diluted EPS and Adj. ETR under U.S.GAAP H1 2021   H1 2020   Q2 2021   Q2 2020           (a) Adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates         (72) (1,475) Nikola investment fair value adjustment (107) (1,475) 10 12 Restructuring expenses 8 7 8 - Loss on repurchase of notes - - (60) (60) Pre-tax gain related to the modification of a healthcare plan in the U.S. (30) (30) - 585 Goodwill impairment charge - 585 - 255 Other assets impairment charges - 255 - 282 Optimization charges on asset portfolio relating to vehicles sold under buy-back commitments - 282 13 7 Other discrete items 13 - (101) (394) Total (116) (376)   (b) Adjustments impacting Income tax (expense) benefit 14 (65) Tax effect of adjustments impacting Income (loss) before income tax (expense) benefit and equity in income of unconsolidated subsidiaries and affiliates 7 (71) - 1 Other (7) 1 14 (64) Total - (70)

38

Reconciliation of Total Debt to Net Debt (US GAAP)

($mn)	Consolidated		Industrial Activities		Financial Services	
	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020	June 30, 2021	December 31, 2020
Third party debt	(24,512)	(26,053)	(6,184)	(7,271)	(18,328)	(18,782)
Intersegment notes payable	-	-	(1,270)	(1,017)	(1,253)	(856)
Total (Debt) (1)	(24,512)	(26,053)	(7,454)	(8,288)	(19,581)	(19,638)
Cash and cash equivalents	7,820	8,785	7,306	8,017	514	768
Restricted cash	764	844	125	99	639	745
Intersegment notes receivable	-	-	1,253	856	1,270	1,017
Other current financial assets(2)	162	94	162	94	-	-
Derivatives hedging debt	1	8	1	8	-	-
Net Cash (Debt) (3)	(15,765)	(16,322)	1,393	786	(17,158)	(17,108)

(1) Total (Debt) of Industrial Activities includes Intersegment notes payable to Financial Services of $1,270 million and $1,017 million as of June 30, 2021 and December 31, 2020, respectively. Total (Debt) of Financial Services includes Intersegment notes payable to Industrial Activities of $1,253 million and $856 million as of June 30, 2021 and December 31, 2020, respectively.

(2) This item includes short-term deposits and investments towards high-credit rating counterparties.

(3) The net intersegment receivable/(payable) balance recorded by Financial Services relating to Industrial Activities was $17 million and $161 million as of June 30, 2021 and December 31, 2020, respectively.

July 30th, 2021

CNH INDUSTRIAL

Q2 2021 Results Review

Reconciliation of Net cash provided by (used in) Operating Activities to Free cash flow of Industrial Activities under U.S. GAAP ($mn) Q2 2021 Q2 2020 H1 2021 H1 2020 Net cash provided by (used in) Operating Activities 999 1,067 1,371 535 Less: Cash flows from Operating Activities of Financial Services net of eliminations (324) 667 148 1,508 Change in derivatives hedging debt of Industrial Activities and other 3 - (8) 5 Investments in assets sold under buy-back commitments and operating lease assets of Industrial Activities (190) (75) (345) (173) Operating cash flow of Industrial Activities 1,136 325 870 (1,141) Investments in property, plant and equipment, and intangible assets of Industrial Activities (132) (69) (202) (132) Other changes (1) 4 (159) (31) (153) Free cash flow of Industrial Activities 1,008 97 637 (1,426) (1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments Second Quarter 2021

Reconciliation of Cash and cash equivalents to Available liquidity under U.S.-GAAP ($mn) June 30, 2021 December 31, 2020 Cash and cash equivalent 7,820 8,785 Restricted cash 764 844 Undrawn committed facilities 5,677 6,148 Other current financial assets(1) 162 94 Available liquidity 14,423 15,871 (1) This item includes short-term deposits and investments towards high-credit rating counterparties Second Quarter 2021

Geographic Information The composition of our regions part of the geographic information is as follow: North America: United States, Canada and Mexico; Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans; South America: Central and South America, and the Caribbean Islands; and Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East. Market Share / Market Position Data Certain industry and market share information in this report has been presented on a worldwide basis which includes all countries. In this presentation, management estimates of past market-share information are generally based on retail unit sales data in North America, on registrations of equipment in most of Europe, Brazil, and various Rest of the World markets, and on retail and shipment unit data collected by a central information bureau appointed by equipment manufacturers associations, including the Association of Equipment Manufacturers’ in North America, the Committee for European Construction Equipment in Europe, the ANFAVEA in Brazil, the Japan Construction Equipment Manufacturers Association, and the Korea Construction Equipment Manufacturers Association, as well as on other shipment data collected by an independent service bureau. Not all agricultural or construction equipment is registered, and registration data may thus underestimate, perhaps substantially, actual retail industry unit sales demand, particularly for local manufacturers in China, Southeast Asia, Eastern Europe, Russia, Turkey, Brazil, and any country where local shipments are not reported. For Commercial Vehicles regions are defined as: Europe (the EU 27 countries where Commercial Vehicles competes, excluding United Kingdom and Ireland, for market share and total industry volume “TIV” reporting purpose); South America (Brazil, Argentina and Venezuela) and RoW (Russia, Turkey, South East Asia, Australia, New Zealand). In addition, there may be a period of time between the shipment, delivery, sale and/or registration of a unit, which must be estimated, in making any adjustments to the shipment, delivery, sale, or registration data to determine our estimates of retail unit data in any period.

Non-GAAP Financial Measures CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS. CNH Industrial’s non-GAAP financial measures are defined as follows: Adjusted EBIT of Industrial Activities: is defined as net income (loss) before income taxes, Financial Services’ results, Industrial Activities’ interest expenses, net, foreign exchange gains/losses, finance and non-service component of pension and other post-employment benefit costs, restructuring expenses, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax. Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on an earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end. Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items, and non-recurring tax charges or benefits. Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items. Net Cash (Debt) and Net Cash (Debt) of Industrial Activities: Net Cash (Debt) is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties) and derivative hedging debt. CNH Industrial provides the reconciliation of Net Cash (Debt) to Total (Debt), which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Cash (Debt) of Industrial Activities. Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow): refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations. Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-credit rating counterparties). Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations. The tables attached to this presentation provide reconciliations of the non-GAAP measures used in this presentation to the most directly comparable GAAP measures.

Investor Relations Team e-mail: investor.relations@cnhind.com website: www.cnhindustrial.com Federico Donati – Head of Global Investor Relations ( +44 (207) 76 - 60386 ( +39 (011) 00 - 71929 Noah Weiss – Investor Relations North America ( +1 (630) 887 - 3745 Giovanni Somajni – Investor Relations Europe ( +44 (207) 76 - 60369